FORM 51-102F3
Material Change Report
Item 1	Name and Address of Company

Brascan Corporation P.O. Box 762, Suite 300 BCE Place, 181 Bay Street Toronto, Ontario M5J 2T3

Item 2	Date of Material Change

August 14, 2005

Item 3	News Release

A press release was issued on August 15, 2005, attached hereto as Schedule “A”.

Item 4	Summary of Material Change

On August 15, 2005, Brascan Corporation (“Brascan”) announced that it had sold, through its subsidiary Brascade Corporation (“Brascade”, and together with Brascan, the “Sellers”), 73,115,756 common shares (the “Purchased Shares”) of Falconbridge Limited (“Falconbridge”), representing approximately 19.9% of the issued and outstanding common shares, to 1184760 Alberta Ltd. (the “Purchaser”), a wholly-owned subsidiary of Xstrata PLC (“Xstrata”), pursuant to the terms of a share purchase agreement (the “Share Purchase Agreement”) dated August 14, 2005.

The purchase price for the Purchased Shares was Cdn$28.00 per share for total proceeds of approximately Cdn$2 billion, payable by: (i) a promissory note in the amount of US$1.327 billion, providing for the payment of the face amount of the note, plus interest, on or before August 22, 2005; and (ii) a promissory note in the amount of US$375 million, providing for the exchange on or before October 6, 2005 for a convertible debenture, guaranteed by Xstrata, in the aggregate principal amount of US$375 million, with a coupon of 4% and convertible into 12.1 million shares of Xstrata for a period of 12 years. On or following August 14, 2010, Xstrata may elect to redeem the convertible debenture for its face amount plus accrued and unpaid interest.

Item 5	Full Description of Material Change

On August 14, 2005, Brascan, through its subsidiary Brascade, sold 73,115,756 common shares of Falconbridge, representing approximately 19.9% of the issued and outstanding common shares, to a wholly-owned subsidiary of Xstrata, pursuant to the terms of the Share Purchase Agreement.

The purchase price for the Purchased Shares was Cdn$28.00 per share for total proceeds of approximately Cdn$2 billion, payable by: (i) a promissory note in the amount of US$1.327 billion, providing for the payment of the face amount of the note, plus interest, on or before August 22, 2005; and (ii) a promissory note in the amount of US$375 million, providing for the exchange on or before October 6, 2005 for a convertible debenture, guaranteed by Xstrata, in the aggregate principal amount of US$375 million, with a coupon of 4% and convertible into 12.1 million shares of Xstrata for a period of 12 years. On or following August 14, 2010, Xstrata may elect to redeem the convertible debenture for its face amount plus accrued and unpaid interest.

The Share Purchase Agreement provides for: (a) an adjustment to the purchase price in certain circumstances; (b) the right of Xstrata in certain circumstances to nominate a Falconbridge director through the voting rights held by the Sellers in respect of the junior preference shares of Falconbridge (the “Junior Preference Shares”); and (c) a right of first offer in favour of Xstrata should either of the Sellers or any of their affiliates propose to sell any of the Junior Preference Shares beneficially owned by any of them.

(a) Adjustment to the Purchase Price

If at any time until May 14, 2006:
(i)	Xstrata or any of its affiliates or any person acting jointly or in concert with Xstrata makes an offer or proposal to Falconbridge respecting, or publicly announces an intention to undertake, an amalgamation or merger with, or an arrangement involving, Falconbridge (or other similar transaction) pursuant to which Xstrata will directly or indirectly, through an affiliate or any person acting jointly or in concert with Xstrata, acquire all or a majority portion of the business of Falconbridge; or

(ii)	Xstrata or any of its affiliates or any person acting jointly or in concert with Xstrata makes an offer to Falconbridge respecting, or publicly announces an intention to undertake, a take-over bid by take-over bid circular in compliance with applicable Canadian securities laws, after giving effect to which Xstrata, if successful, would beneficially own directly or indirectly through an affiliate, and together with any person acting jointly or in concert with Xstrata, a majority of the common shares of Falconbridge;
then within five business days following the completion by Xstrata of such transaction, Xstrata will pay to the Sellers an additional amount on account of each of the Purchased Shares equal to the amount by which the consideration per common share received by the holders of the Falconbridge’s common shares pursuant to such transaction exceeds the purchase price received by the Sellers.

(b) Voting Arrangement

Until such time as a nominee of Xstrata is elected or appointed to the board of directors of Falconbridge, the Sellers will:
(i)	exercise the voting rights appertaining to any Junior Preference Shares beneficially owned by them from time to time to nominate and vote for one individual whom Xstrata has, acting reasonably, approved as a nominee to serve as a director of Falconbridge; and

(ii)	if requested to do so by Xstrata, will cause one of their two current nominees serving as a director of Falconbridge and representing the holders of the Junior Preference Shares to resign as a director, unless prior to such request one of these nominees has already resigned, upon notice to Xstrata and without being requested by Xstrata to do so.
(c) Right of First Offer in Respect of the Junior Preference Shares

The Sellers have agreed not to sell any Junior Preference Shares until October 13, 2005, other than to affiliates of Brascan. After October 13, 2005, if either of the Sellers (the “Offeror”) desires to sell any of the Junior Preference Shares beneficially owned by it (the “Offered Shares”), other than to affiliates of Brascan, the Offeror must provide the Purchaser with the right of first offer in respect of those shares, by providing the Purchaser with a notice that indicates the number of Offered Shares and the price at which the Offeror wishes to sell the Offered Shares. In order to purchase the Offered Shares, the Purchaser must, within 48 hours of receipt of the notice, provide a written response indicating that it will purchase all of the Offered Shares at the offer price. If the Purchaser fails to provide a response within 48 hours of receipt of the notice, then the Purchaser will be deemed to have waived its rights to purchase any of the Offered Shares.

If the response does not provide for the purchase of all of the Offered Shares at the offer price, then the Offeror may, within 60 days following the expiration of the notice period, enter into an agreement for the sale to any other person(s) of all the Offered Shares at a price not less than the offer price (and otherwise on the same terms as provided in the notice).

A copy of the Share Purchase Agreement has been filed on SEDAR.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information, please contact Jeffrey M. Blidner, Managing Partner at 416.363.9491.

Item 9	Date of Report

August 17, 2005.

SCHEDULE “A”
NEWS RELEASE
Brascan Sells C$2 Billion of Common Shares of
Falconbridge Limited
Toronto, August 15, 2005 — Brascan Corporation (NYSE/TSX: BNN), today announced that it has sold, through its subsidiary Brascade Corporation (TSX:BCA.PR.B), approximately 73.1 million common shares of Falconbridge Limited (NYSE/TSX: FAL) at C$28.00 per share to Xstrata plc for total proceeds of approximately C$2 billion (approximately US$1.7 billion)
Proceeds from the sale were US$1.327 billion of cash and US$375 million of convertible debentures of Xstrata plc. The debentures have a coupon of 4% and are convertible into 12.1 million shares of Xstrata for a period of 12 years.
Brascan expects the transaction will result in a pre-tax gain of approximately US$750 million that will be reported in the third quarter. In aggregate, the gains reported on the sale of Falconbridge shares in the past six months total approximately US$1.3 billion before tax, and resulted in proceeds to Brascan of approximately US$2.7 billion. Brascan continues to own US$570 million of Falconbridge junior preferred shares.
Bruce Flatt, President and CEO of Brascan commented that “this completes our strategy of monetizing our resource investments, and enables us to continue to move forward on our transformation of Brascan into a global specialist asset manager”.
* * * * * * *
Brascan Corporation is a global specialist asset manager. Focused on property, power and infrastructure assets, the Company has approximately $40 billion of assets under management, including 70 premier office properties and 130 power generating plants. The company is inter-listed on the New York and Toronto stock exchanges. For more information, please visit our web site at www.brascancorp.com.
For further information please contact:
Katherine C. Vyse
Senior Vice-President
Investor Relations and Communications
Tel: 416-369-8246
e-mail: kvyse@brascancorp.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.